UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
001-07511

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

Audited Financial Statements and
Supplemental Schedules

State Street Salary Savings Program
Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public
Accounting Firm

State Street Salary Savings Program
Audited Financial Statements and Supplemental Schedules
December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm
The North American Regional Benefits Committee and State Street Salary Savings Program Participants
We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 and schedule of delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of State Street Salary Saving Program’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, MA
June 29, 2017

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$201,801,379	$189,664,445
SSGA Short Term Investment Fund	7,146,783	5,908,584
SSGA Common and Collective Trust Funds	2,602,557,676	2,368,757,902
Self Managed Brokerage Accounts	143,206,616	119,313,499
Vanguard Prime Money Market Fund	215,629,362	187,769,539
Total investments at fair value	3,170,341,816	2,871,413,969

Notes receivable - participant loans	48,740,478	48,836,854
Interest / dividends receivable	1,060,446	1,013,702
Total assets at fair value	3,220,142,740	2,921,264,525

Liabilities
Other liabilities	1,603,064	839,612
Net assets at fair value	3,218,539,676	2,920,424,913
Net assets available for benefits	$3,218,539,676	$2,920,424,913

See accompanying notes to financial statements.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
Additions
Contributions:
Participants	$121,292,772	$121,548,084
Employer	63,875,598	62,721,081
Rollovers	20,068,102	15,473,763
Total contributions	205,236,472	199,742,928

Net appreciation (depreciation) in fair value of investments	293,123,266	(70,109,469)
Interest and dividend income	6,575,861	6,008,580
Net investment income (loss)	299,699,127	(64,100,889)

Legal settlement	—	6,654,155
Total other additions	—	6,654,155
Total additions, including net investment income	504,935,599	142,296,194

Deductions
Benefits paid	204,179,079	171,979,341
Administrative expenses	2,641,757	2,154,017
Total deductions	206,820,836	174,133,358
Net increase (decrease)	298,114,763	(31,837,164)

Net assets available for benefits at beginning of year	2,920,424,913	2,952,262,077
Net assets available for benefits at end of year	$3,218,539,676	$2,920,424,913

See accompanying notes to financial statements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

1. Description of the Plan
The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan Sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors Trust Company (SSGA), a division of State Street Corporation, is the Investment Manager of the Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. Fidelity is the participant record keeper for the Plan.
All employees of State Street and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll

Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.
State Street provides for matching contributions to the Plan in amounts equal to 100% of the first 5% of the employee’s contributions after one year of service.
Employees are 100% vested in matching contributions after one year of service.
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.
Investment Options
Participant contributions and employer contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various SSGA Common and Collective Trust Funds, a money market mutual fund, a company stock fund (ESOP) and a Self Managed Brokerage Account (SMBA) are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plan limits the amount a participant can invest in the ESOP fund to 25% of the participant’s account balance.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

1. Description of the Plan (continued)

In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Matching contributions are 100% vested upon completion of one full year of employment with State Street except in the event of death, disability or retirement while employed, in which case, employer contributions become fully vested.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances. Forfeited balances of terminated participants’ unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. Unallocated forfeiture balances as of December 31, 2016 and 2015, were $51 and $14,873, respectively. The forfeiture balances that were used to reduce employer contribution expense or to pay Plan administrative expenses as of December 31, 2016 and 2015 were $196,496 and $112,088, respectively. Plan forfeitures are invested in the Plan’s Vanguard Prime Money Market Fund until the funds are otherwise allocated.
In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources)

•	Disability withdrawals (all sources)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP, Roth post-tax - excluding earnings, rollover and employee pre-tax - excluding earnings)
Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant's account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant's account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

1. Description of the Plan (continued)

her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant's termination.
Installment payments are also available to participants who are retirement eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses not paid by the Plan are paid by State Street.
Plan Amendments and Other Investment Strategy Changes
During 2016, the following material amendments were made to the Plan:

•
Effective July 1, 2016, service was granted to former employees of General Electric Asset Management who became employees of a participating employer as a result of the agreement by the Plan Sponsor to purchase certain assets of General Electric Asset Management.

•	Effective December 26, 2016 State Street Global Advisor Trust Company, a newly formed legal entity, became a participating employer.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

1. Description of the Plan (continued)

During 2015, the following material amendments were made to the Plan:

•
Effective January 1, 2016, the Plan’s automatic escalation feature cap was modified to provide for 1% increases to base pay and to cash bonuses/commissions each January 1st (with no increases occurring until there has been an initial skip year) to a total cap of 30%, such automatic escalation design to be implemented consistent with the Plan record-keeper’s auto-escalation system.

•
Effective April 1, 2016 the Plan was amended to accommodate the appointment of an independent fiduciary by the North America Regional Benefits Committee to provide fiduciary oversight of the Employee Stock Ownership Plan feature.

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as changes in fair value on investments held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan’s financial statements is the estimate of fair value of the Plan’s investments, which is discussed in more detail in Note 4.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

2. Significant Accounting Policies (continued)
Reclassification
Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820 (ASC 820), Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Management adopted ASU 2015-07 early, effective December 31, 2015, as permitted. Common and collective investments are no longer categorized within the fair value hierarchy in Note 4.

In July 2015, the FASB issued Accounting Standards Update 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, (ASU 2015-12). ASU 2015-12 removes the requirement that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the fair value disclosures. ASU 2015-12 also requires plans to disaggregate their investments measured using fair value by general type, either on the face of the financial statements or in the notes, and Self Managed Brokerage Accounts are one general type. Plans are no longer required to disclose the net appreciation/depreciation in fair value of investments by general type of individual investments equal to or greater than 5% of net assets available for benefits. ASU 2015-12 is effective for entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Management adopted Part II of ASU 2015-12 early, effective December 31, 2015, as permitted. Common and collective investments are now reported in aggregate within the Statements of Net Assets Available for Benefits, the net appreciation/depreciation table previously included in Note 3 has been eliminated, and Self Managed Brokerage investments are reported in aggregate within the fair value tables in Note 4. Part I and Part III of ASU 2015-12 were not applicable to the Plan.

3. Investments

The Plan does not engage directly in securities lending, however, the Plan’s investment options include funds that participate directly in securities lending. The securities lending activities within these funds are done with/through an affiliate of State Street. The Daily Emerging Markets Index Fund, the World Government Bond Ex-US Index Fund and the Vanguard Prime Money Market fund are the only non-lending investment options remaining in the Plan.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

4. Fair Value Measurement
ASC Topic 820, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1
Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and investments held within employee Self Managed Brokerage accounts.

Level 2
Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in non-active markets;
Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in Level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as Level 2 are held within Self Managed Brokerage Accounts that are traded less frequently and valued using assumptions.

Level 3
Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. The Plan had no Level 3 securities at December 31, 2016 or 2015.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

4. Fair Value Measurement (continued)
Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. SSGA, as investment manager of the Common and Collective Trust Funds, determines the net asset value per unit of the respective funds. There are no redemption restrictions in the Common and Collective Trust Funds.
Company Stock: Valued at the closing price reported on the active market on which the security is traded.
Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.
Self Managed Brokerage Accounts: Predominantly valued at closing prices, and the net asset values of shares, as quoted in active markets. A nominal segment of these assets are traded less frequently and valued using assumptions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Company stock	$201,801,379	$—	$—	$201,801,379
Money market fund	215,629,362	—	—	215,629,362
Self Managed Brokerage Accounts	138,815,453	4,391,163	—	143,206,616
Total assets in the fair value hierarchy	556,246,194	4,391,163	—	560,637,357

Investments measured at net asset value(a)	—	—	—	2,609,704,459

Investments at fair value	$556,246,194	$4,391,163	$—	$3,170,341,816

(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

No significant transfers of financial assets or liabilities between Levels 1 and 2 occurred during 2016.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

4. Fair Value Measurement (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Company stock	$189,664,445	$—	$—	$189,664,445
Money market fund	187,769,539	—	—	187,769,539
Self Managed Brokerage Accounts	116,587,336	2,726,163	—	119,313,499
Total assets in the fair value hierarchy	494,021,320	2,726,163	—	496,747,483

Investments measured at net asset value(a)	—	—	—	2,374,666,486

Investments at fair value	$494,021,320	$2,726,163	$—	$2,871,413,969
(a) In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
No significant transfers of financial assets or liabilities between Levels 1 and 2 occurred during 2015.

5. Transactions and Agreements with Parties-in-Interest
The Plan holds units of Common and Collective Trust Funds managed by SSGA, a related party of State Street. The Plan also invests in the common stock of State Street Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2016 and 2015, the Plan received $3,960,515 and $3,865,813, respectively, of common stock dividends from State Street Corporation. As of December 31, 2016 and 2015, the Plan had income receivable of $986,677 and $971,759, respectively, related to common stock dividends from State Street Corporation.
Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.
6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Delinquent Participant Contributions
Between the years of 2013-2016, State Street failed to transmit certain participant contributions to the Plan in the amount of $3,227 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. State Street transmitted the delinquent participant contributions to the Plan by March 31, 2017, and reimbursed the Plan for lost earnings in the amount of $336 by May 31, 2017. Related excise taxes will be paid by State Street during 2017.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2016

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 25, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9. Subsequent Events
The Plan has evaluated the need for disclosures and (or) adjustments resulting from subsequent events through June 29, 2017, the date the financial statements were issued, and there are no subsequent events to disclose.

Supplemental Schedules

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.:002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue	Description of Investment	Fair Value
SSGA Common and Collective Trust Funds*:
SSGA Daily EAFE Index Securities Lending Fund	8,919,654 units of participation	$209,709,989
SSGA Daily Emerging Markets Index Non-Lending Series Fund	2,377,954 units of participation	58,091,030
SSGA Passive Bond Market Index Securities Lending Series Fund	4,795,510 units of participation	127,335,165
SSGA Russell Small Mid Cap Index Securities Lending Series Fund	11,214,792 units of participation	513,144,027
SSGA S&P 500 Flagship Securities Lending Series Fund	1,660,422 units of participation	877,800,252
SSGA World Government Bond Ex-U.S. Index Non-Lending Fund	1,605,645 units of participation	16,396,846
SSGA Target Retirement 2015 Securities Lending Series Fund	1,364,220 units of participation	24,123,495
SSGA Target Retirement 2020 Securities Lending Series Fund	3,393,584 units of participation	69,938,372
SSGA Target Retirement 2025 Securities Lending Series Fund	6,272,139 units of participation	118,311,364
SSGA Target Retirement 2030 Securities Lending Series Fund	6,074,736 units of participation	129,847,474
SSGA Target Retirement 2035 Securities Lending Series Fund	7,374,694 units of participation	137,796,166
SSGA Target Retirement 2040 Securities Lending Series Fund	5,411,160 units of participation	117,411,354
SSGA Target Retirement 2045 Securities Lending Series Fund	4,993,269 units of participation	95,596,128
SSGA Target Retirement 2050 Securities Lending Series Fund	4,163,283 units of participation	64,868,112
SSGA Target Retirement 2055 Securities Lending Series Fund	1,259,142 units of participation	19,520,477
SSGA Target Retirement 2060 Securities Lending Series Fund	160,684 units of participation	1,672,235
SSGA Target Retirement Income Securities Lending Series Fund	1,217,254 units of participation	20,995,190
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	2,596,518 units of participation	$201,801,379
SSGA Short Term Investment Fund	7,146,783 units of participation	7,146,783
Self Managed Brokerage Accounts		143,206,616
Vanguard Prime Money Market Fund	215,629,362 units of participation	215,629,362
Total investments		$3,170,341,816

Participant loans*	4.25% to 10.50%	$48,740,478

* Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.:002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP(1)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$3,227	$—	$3,227	$—	$—

(1) Represents delinquent participant contributions from various 2013-2016 pay periods. State Street has transmitted lost earnings to the Plan and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

		By:	/s/ SEAN P. NEWTH
Sean P. Newth
Senior Vice President, Chief Accounting Officer and Controller

Date:	June 29, 2017

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm